Exhibit 3.1
Restated Articles of Incorporation of Pyramid Oil Company
     FIRST: The name of the Corporation is, and shall be, Pyramid Oil Company.
     SECOND: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.
     THIRD: The Corporation shall have perpetual existence.
     FOURTH: The authorized number of directors of the Corporation shall be not less than four (4) nor more than seven (7), and the exact number of directors within those limits shall be four (4) unless and until the exact number of directors is changed from time to time, within such specified limits, by a resolution which is duly adopted by the Board of Directors or by the shareholders of the Corporation.
     FIFTH: The Corporation is authorized to issue two classes of stock, with no par value, designated Common Stock and Preferred Stock. The total number of shares that the Corporation is authorized to issue is 60,000,000. The number of shares of Common Stock that the Corporation is authorized to issue is 50,000,000, and the number of shares of Preferred Stock that the Corporation is authorized to issue is 10,000,000. The holders of the Common Stock or Preferred Stock shall have no preemptive rights to subscribe for or purchase any shares of any class of stock of the Corporation, whether now or hereafter authorized. The Board of Directors of the Corporation is authorized to: (i) determine the number of series into which shares of Preferred Stock may be divided; (ii) determine or alter the designations, rights, preferences, privileges, qualifications, limitations and restrictions granted to or imposed upon any unissued Preferred Stock or any wholly unissued series of Preferred Stock or any holders thereof; and (iii) fix the number of shares of each such series and increase or decrease, within the limits stated in any resolution of the Board of Directors originally fixing the number of shares constituting any series (but not below the number of such shares then outstanding), the number of shares of any such series subsequent to the issuance of shares of that series.
     SIXTH: The Corporation elects to be governed by all of the provisions of Division 1 of Title 1 of the California Corporations Code (as amended by act of the California Legislature, 1975–976 Regular Session, effective January 1, 1977, as defined in Section 2300 of the California General Corporation Law) not otherwise applicable to this corporation under Chapter 23 of said Division 1.
     SEVENTH: The liability of directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the Corporation and its shareholders.